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October 11, 2013

VIA EDGAR AND E-MAIL

Ms. Cecilia Blye, Chief
Office of Global Security Risk
United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:    Century Aluminum Company
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
    Filed April 30, 2013
    File No. 1-34474

Dear Ms. Blye:

On behalf of Century Aluminum Company ("Century" or the "Company"), we provide this submission in response to your letter dated September 27, 2013 (the "Comment Letter"), relating to our filings with the Securities & Exchange Commission (the "Commission") referenced above. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

1.
You disclose on page 4 of the 10-K that in 2012 you derived approximately 85% of your consolidated sales from your three major customers, including Glencore International. On page 32 of your amended Form 10-K you disclose that Glencore AG owns 41.76% of your common stock. We are aware of articles published in April and May 2013 indicating that, ending in October 2012, Glencore traded alumina to Iran; that alumina is an important material in gas centrifuges used to enrich uranium; and that some of this alumina ended up in the hands of Iranian Aluminum Company, a supplier of alumina to Iran Centrifuge Technology Company ("Tesa"). Tesa is included on the list of Specially Designated Nationals maintained by the Department of Treasury's Office of Foreign Asset Control because of activity related to the enrichment of uranium. Iran is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please discuss for us the potential for Glencore’s transactions with Iran to have an adverse impact upon your reputation and share value.

RESPONSE:

The Company does not believe that Glencore's transactions with Iran have or would in the future have an adverse impact on the Company's reputation or share value. The Company is not aware of any investor inquiries regarding Glencore's activities in Iran or of any negative impact on the Company's share value or reputation that have resulted from published articles describing Glencore's activities in Iran. In reaching this conclusion, the Company considered a number of additional factors, including the following:

•	We believe that reasonable investors, customers, suppliers, employees and other stakeholders understand that the Company and its global subsidiaries have had no transactions or activities

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

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with Iran and would take into account that the Company has no control over the actions of Glencore Xstrata plc or its affiliates (collectively, "Glencore").

•	Glencore has informed us that all transactions that it completed with the Iranian Aluminum Company were conducted in compliance with applicable sanctions laws.

•
In June 2013, the Company successfully completed a public debt offering for $250 million and we are not aware of any apparent negative investor sentiment or reaction with respect to any of Glencore's reported activities in Iran.

•
The Company has not experienced any adverse impact in its relationships with its customers, suppliers, employees or other stakeholders relating to Glencore’s dealings with Iran or any other country. We have had numerous interactions with each of these constituencies since the date of Glencore’s transactions. We believe that if these constituencies had significant concerns about Glencore engaging in commercial dealings with particular countries, either in the past or at present, it would become apparent to us through these interactions. We do not see evidence that any significant portion of these constituencies would regard Glencore's dealings with Iran as important with respect to their commercial or other relationships with the Company.

•
We have a robust investor relations program, our annual general meetings provide an opportunity for shareholders to ask questions of the board and management, and our shareholders are naturally free to contact us at any time with their concerns. We believe that if our investors had significant concerns about Glencore engaging in commercial dealings with particular countries, either in the past or at present, it would become apparent to us through these mechanisms. We do not see evidence that any significant portion of our investor base would regard Glencore's dealings with Iran as important in making an investment decision.

2.
The April and May articles also discuss trades of alumina to Iran by Trafigura, a company you identify on page 9 of your 10-K as the supplier of substantially all of the alumina used at your Mt. Holly facility. Please also discuss for us the potential for Trafigura’s transactions with Iran to have an adverse impact upon your reputation and share value.

RESPONSE:

The Company does not believe that Trafigura's transactions with Iran have or would in the future have an adverse impact on the Company's reputation or share value. The Company is not aware of any investor inquiries regarding Trafigura's activities in Iran or of any negative impact on the Company's share value or reputation that have resulted from published articles describing Trafigura's activities in Iran. The Company considered a number of additional factors similar to those factors described in our response to Question 1 above in reaching this conclusion, including the following:

•
We believe that reasonable investors, customers, suppliers, employees and other stakeholders understand that the Company and its global subsidiaries have had no transactions or activities with Iran and would take into account that the Company has no control over the actions of Trafigura AG or its affiliates (collectively, "Trafigura").

•
In June 2013, the Company successfully completed a public debt offering for $250 million and we are not aware of any apparent negative investor sentiment or reaction with respect to any of Trafigura's reported activities in Iran.

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

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•
The Company has not experienced any adverse impact in its relationships with its customers, suppliers, employees or other stakeholders relating to Trafigura's dealings with Iran or any other country. We have had numerous interactions with each of these constituencies since the date of Trafigura's transactions. We believe that if these constituencies had significant concerns about Trafigura engaging in commercial dealings with particular countries, either in the past or at present, it would become apparent to us through these interactions. We do not see evidence that any significant portion of these constituencies would regard Trafigura's dealings with Iran as important with respect to their commercial or other relationships with the Company.

•
We believe that if our investors had significant concerns about Trafigura engaging in commercial dealings with particular countries, either in the past or at present, it would become apparent to us through the various mechanisms available to them as described in our response to Question 1 above. We do not see evidence that any significant portion of our investor base would regard Trafigura's dealings with Iran as important in making an investment decision.

Century acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (312) 696-3106 should you have any further questions or require additional information.

Sincerely,

/s/ Jesse E. Gary
Jesse E. Gary
Executive Vice President, General Counsel and Secretary

cc:	John Reynolds

Assistant Director

Division of Corporation Finance

Michael A. Bless

President and Chief Executive Officer

Century Aluminum Company

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax